[Exhibit 99.2]
Appointment of New Directors
Two new directors of the Company were appointed on March 31, 2009. Details concerning such directors are set forth below.

Name	Major experience	Remarks
Toshiro Ohno	Gungho Online Entertainment, Executive Director and Chief Administrative Officer (2008-present)
GameOn, CEO (2003-2008)
Chunsoft, Head of CEO Office (2000-2002)
Dezycube, General Manager, Administration (1997-2000)
Square, General Manager, Finance (1993-1997)
	Sikoku Bank (1984-1992 )	Inside Director
Kazuya Sakai	Capri , CEO (2008.10-present)
Gungho Online Entertainment, Director and CFO (2004-present)
Gungho Online Entertainment Korea, CEO (2008)
Gungho Asset Management, CEO (2007)
	Expression Tools, Inc., CEO(1993-2003)	Inside Director
Pursuant to the appointment of new directors at the Meeting on March 31, 2009, the Company instituted a board of directors comprised of five inside (executive) directors and two independent (non-executive) directors.

Name	Current Position	Commencement of term	Expiration of term
Yoon Seok Kang	Executive Director	March 28, 2008	March 27, 2011
Kazuki Morishita	Executive Director	March 28, 2008	March 27, 2011
Yoshinori Kitamura	Executive Director	March 28, 2008	March 27, 2011
Toshiro Ohno	Executive Director	March 31, 2009	March 30, 2010
Kazuya Sakai	Executive Director	March 31, 2009	March 30, 2010
Luke Kang	Independent Director	March 28, 2008	March 27, 2011
Phillip Young Ho Kim	Independent Director	March 28, 2008	March 27, 2011
As a “Controlled Company” as defined under NASDAQ Marketplace Rule 4350(c)(5), the Company is exempt from certain requirements under NASDAQ Marketplace Rule 4350(c), including the requirement that the majority of the board of directors be comprised of independent directors. However, since August 2008, after the resignation of one of its independent directors, to present, the Company has been in non-compliance with NASDAQ Marketplace Rule 4350(d)(2)(A), requiring its audit committee to be composed of at least three directors, each whom deemed an independent director as defined under NASDAQ Marketplace Rule 4200(a)(15) and Rule 10A-3(b)(1) under the United States Exchange Act of 1934, as amended. The Company failed to promptly notify NASDAQ of this non-compliance when it occurred in August 2008 as it is required to do under NASDAQ Marketplace Rule 4350(d)(4)(B), and the Company is still in non-compliance with this rule as the new board structure after the Annual General Meeting of Shareholders consists of five inside directors and two independent directors. The Company is currently in the process of communicating with NASDAQ about this non-compliance and to determine the proper course of action to cure it.
The Company shall provide additional disclosure related to any actions that may be taken to cure any non-compliance in connection with any applicable rules and regulations under the NASDAQ Marketplace Rules and that of the SEC in the Company’s annual report on Form 20-F for the year ended December 31, 2008, which is expect to be filed in May or June 2009.